SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Newbury Street Acquisition Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65101L104

(CUSIP Number)

Thomas Bushey

Chief Executive Officer

121 High Street,

Floor 3
Boston, MA 02110

(617) 893-3057

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65101L104

1	Names of Reporting Person. Newbury Street Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,565,669
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,565,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,669
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.4%
14	Type of Reporting Person OO

CUSIP No. 65101L104

1	Names of Reporting Person. Thomas Bushey
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,565,669
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,565,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,669
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.4%
14	Type of Reporting Person IN

CUSIP No. 65101L104

1	Names of Reporting Person. Kenneth King
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,565,669
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,565,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,669
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.4%
14	Type of Reporting Person IN

SCHEDULE 13D

This Schedule 13D is filed on behalf of Newbury Street Acquisition Sponsor LLC, a Delaware limited liability company, Thomas Bushey, and Kenneth King (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: common stock (“Common Stock”), par value $0.0001

Issuer:	Newbury Street Acquisition Corporation (the “Issuer”)

121 High Street

Floor 3

Boston, MA 02110

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	Newbury Street Acquisition Sponsor LLC (the “Sponsor”), which is the holder of record of approximately 21.4% of the issued and outstanding shares of all classes of common stock of the Issuer based on 16,661,800 shares of Common Stock outstanding as of March 31, 2022, as reported by the Issuer in its latest 10-K filing with the Securities and Exchange Commission (the “SEC”) on March 31, 2022;

(ii)	Thomas Bushey, the Chief Executive Officer of the Issuer, and the managing member of the Sponsor; and

(iii)	Kenneth King, the Chief Financial Officer of the Issuer, and managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 121 High Street, Floor 3, Boston MA, 02110.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Thomas Bushey is the Chief Executive Officer of the Issuer and the managing member of the Sponsor. Mr. Bushey is the founder of Sunderland Capital LLC, an operationally focused, long-term oriented investment firm located at 121 High Street, Floor 3, Boston, MA 02110. Kenneth King is the Chief Financial of the Issuer and also a managing member of the Sponsor. Mr. King is a founding partner of Cambium Grove Capital, a global asset management platform investing in venture, private equity, and alternative credit, located at 20/F, Somptueux Central, 52 Wellington St, Central, Hong Kong.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Thomas Bushey is a citizen of the Unites States and Kenneth King is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Private Units (as defined below) was $3,547,150. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

Founder Shares

In connection with the organization of the Issuer, on January 15, 2021, the Sponsor purchased 4,312,500 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000, pursuant to a Securities Subscription Agreement, dated January 15, 2021, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On March 22, 2021, the Sponsor surrendered an aggregate of 862,500 Founder Shares for no consideration.

On March 30, 2021, as a result of the election of the Issuer’s underwriters for its initial public offering to partially exercise their over-allotment option, an aggregate of 239,016 Founder Shares were forfeited.

Private Units

On March 25, 2021, simultaneously with the consummation of the initial public offering (the “IPO”) and the exercise of the underwriters’ over-allotment option, the Sponsor purchased 354,715 units (“Private Units”) of the Issuer at $10.00 per Private Unit, pursuant to a Private Units Purchase Agreement, dated March 22, 2021, by and between the Issuer and the Sponsor (the “Private Units Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Private Unit consists of one share of Common Stock and one-half of one warrant, each whole warrant exercisable to purchase one share Common Stock, at an exercise price of $11.50 per share (as described more fully in the Issuer’s prospectus dated March 22, 2021).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote any shares owned by them in favor of any proposed business combination, (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination or sell any shares to us in a tender offer in connection with a proposed initial business combination and (C) that the founder shares will not participate in any liquidating distributions from our trust account upon winding up if a business combination is not consummated within the prescribed time period. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 16,661,800 shares of Common Stock, outstanding as of March 31, 2022, as reported by the Issuer in its Form 10-K, filed by the issuer with the SEC on March 31, 2022) are as follows:

Newbury Acquisition Sponsor LLC
a)		Amount beneficially owned: 3,565,669	Percentage: 21.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,565,669
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,565,669

Thomas Bushey
a)		Amount beneficially owned: 3,565,669	Percentage: 21.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,565,669
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,565,669

Kenneth King
a)		Amount beneficially owned: 3,565,669	Percentage: 21.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,565,669
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,565,669

Thomas Bushey, the Issuer’s Chief Executive Officer, and Kenneth King, the Issuer’s Chief Financial Officer, are the managing members of the Sponsor and have voting and investment discretion with respect to the Common Stock held by the Sponsor. As such, they may be deemed to have beneficial ownership of the Common Stock held directly by the Sponsor. Such persons disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons have effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on January 15, 2021, the Sponsor purchased 4,312,500 Founder Shares pursuant to a purchase agreement (the “Purchase Agreement”) for an aggregate purchase price of $25,000, or approximately $0.006 per share. On September 2, 2021, the Sponsor surrendered an aggregate of 862,500 Founder Shares for no consideration.

On March 30, 2021, as a result of the election of the Issuer’s underwriters for its initial public offering to partially exercise their over-allotment option, an aggregate of 239,016 Founder Shares were forfeited.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.9 to the Registration Statement on Form S-1filed by the Issuer with the SEC on February 1, 2021, as amended (and is incorporated by reference herein as Exhibit 10.1).

Private Unit Subscription Agreement between the Issuer and Sponsor

On March 22, 2021, simultaneously with the consummation of the IPO and the exercise of the underwriters’ over-allotment option, the Sponsor purchased an aggregate of 354,715Private Units pursuant to the Private Unit Purchase Agreement. The Private Units and the securities underlying such Private Units are subject to a lock up provision set forth in the Insider Letter (as defined below), which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions.

The description of the Private Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 26, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On March 22, 2021, in connection with the IPO, the Issuer, the Sponsor, Mr. Bushey and Mr. King, among other parties, entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, each of the Sponsor, Mr. Bushey, Mr. King and other parties (collectively the “Signers”) agreed (A) to vote any shares owned by them in favor of any proposed business combination, (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination or sell any shares to us in a tender offer in connection with a proposed initial business combination and (C) that the Founder Shares will not participate in any liquidating distributions from our trust account upon winding up if a business combination is not consummated within the prescribed time period. to waive any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account (“Claim”) with respect to the shares of Founder Shares and Private Shares owned by Signers.

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares and Private Units are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) 180 days after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Private Units, until the consummation of the Business Combination, except to permitted transferees.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 26, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On March 22, 2021, in connection with the IPO, the Issuer, the Sponsor, Mr. Bushey, Mr. King and certain other parties entered into a registration rights agreement, pursuant to which the Sponsor and the other parties were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 26, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Founder Securities Subscription Agreement, dated as of January 15, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 15, 2021).

Exhibit 10.2	Private Unit Purchase Agreement, dated as of March 22, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 26, 2021).

Exhibit 10.3	Insider Letter, dated as of March 22, 2021, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 26, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of March 22, 2021, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 26, 2021).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022	NEWBURY STREET ACQUISITION SPONSOR LLC

	By:	/s/ Thomas Bushey
Name: Thomas Bushey
Title: Managing Member

Date: April 11, 2022	/s/ Kenneth King
Name: Kenneth King
Title: Managing Member

Date: April 11, 2022	/s/ Thomas Bushey
Thomas Bushey

Date: April 11, 2022	/s/ Kenneth King
Kenneth King